Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

The following is a press release issued by AdTheorent on December 17, 2021.

AdTheorent Highlights Achievements Since Mid-Year 2021

Company achieved strong financial growth, profitability, and award-winning tech and product innovations

NEW YORK (December 16, 2021)— AdTheorent Holding Company, LLC (“AdTheorent”), a leading programmatic digital advertising company using advanced machine learning technology and privacy-forward solutions to deliver measurable value for advertisers and marketers, and MCAP Acquisition Corporation (“MCAP”) (Nasdaq: MACQ), a special purpose acquisition company sponsored by an affiliate of Monroe Capital LLC (“Monroe Capital”), today provided an update on AdTheorent’s continued momentum since the announcement of its transaction. AdTheorent is consistently recognized as a leader in its industry and over the past four months it has seen extremely strong business momentum (49% year-over-year growth for the nine months ended September 30, 2021) and has maintained its “Rule of 50+” company status. During the period, AdTheorent also raised its full-year 2021 guidance twice and won multiple awards, in addition to its other impressive achievements.

“AdTheorent has a long-standing track record of financial success due to our ability to use machine learning and data science to drive business outcomes for advertisers in a privacy-forward manner. We are very pleased with our significant financial growth, innovation and all that we have accomplished since mid-year,” said James Lawson, CEO of AdTheorent. “AdTheorent’s differentiated privacy-forward machine learning approach is the future of the digital advertising industry and we are excited about the business and our growing market opportunity as we enter this next chapter.”

“When we began this journey with AdTheorent, we knew we had a unique opportunity to be involved with a high growth company, in a massive growing market, which is positioned to take advantage of shifting trends in privacy and digital advertising through its machine learning platform. Over the last several months the Company has shown its ability to add value to customers and differentiate itself in the market. Today, we are even more excited about the opportunity and the potential for the Company going forward,” said Zia Uddin, Co-President of MCAP. “Completing this transaction will represent an important milestone for AdTheorent, enhancing its ability to execute its growth plan on a bigger stage to showcase its best-in-class product offering.”

To discuss the company’s progress and future outlook, AdTheorent’s CEO Jim Lawson recently participated in an on-demand webcast, hosted by IPO Edge that can be accessed here.

Key Milestones

•	On December 9, 2021, AdTheorent and its majority equity holder, an affiliate of H.I.G. Capital LLC, announced an agreement to waive both the $140 million aggregate cash consideration closing condition and the $258.1 million available cash in trust closing condition contained in the business combination agreement (the “BCA”) in connection with the previously announced proposed business combination between MCAP and AdTheorent (the “Business Combination”). The Business Combination is expected to close promptly after the special meeting of MCAP stockholders to be held on December 21, 2021 (the “Special Meeting”). Click here for more information

•	On December 8, 2021, AdTheorent announced that it had nominated the following non-executive board members to join the AdTheorent board upon closing of the company’s previously announced business combination with MCAP: Kihara Kiarie, Chief Financial Officer at Bloomberg Media; Vineet Mehra, Chief Growth, Product, and CX Officer at Good Eggs; and Ben Tatta, President at Standard Media Index. These top adtech and marketing executives bring deep industry and brand experience and will help fuel AdTheorent’s future growth-oriented success. Click here for more information

•	On December 6, 2021, MCAP announced that the registration statement on Form S-4 (the “Registration Statement”), filed in connection with the Business Combination, was declared effective by the U.S. Securities and Exchange Commission (“SEC”), and also announced a date of December 21, 2021, for the Special Meeting. The closing of the Business Combination is subject to approval by MCAP’s stockholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting. Upon closing, the combined company is expected to be listed on NASDAQ under the ticker symbol “ADTH.” Click here for more information

•	On November 18, 2021, AdTheorent announced financial highlights for the third quarter ended September 30, 2021. Revenue increased 36% year-over-year to $39.5 million, driven by strength across a diverse portfolio of customer verticals. Adjusted Gross Profit* Margin was 65%, in line with the prior year. As a result, AdTheorent reiterated its total Revenue guidance of at least $161.6 million and Adjusted Gross Profit* guidance of at least $106.2 million. In addition, based on strong year-to-date performance the company increased its 2021 Adjusted EBITDA* guidance to in excess of $35.0 million, up from $30.6 million prior. Click here for more information

•	On August 24, 2021, AdTheorent announced financial highlights for the second quarter ended June 30, 2021. Revenue increased 89% versus the year-ago quarter to $39.9 million. Adjusted Gross Profit* Margin increased 94% versus the second quarter of 2020 to $26.7 million. As a result of the record first half 2021 revenue performance and positive business trends expected for the balance of the year, AdTheorent raised its guidance for full-year 2021 revenue to at least $161.6 million, versus $157.7 million prior, and raised its guidance for full-year 2021 Adjusted Gross Profit* to at least $106.2 million versus $102.4 million prior. Click here for more information

•	In July 2021, Monroe Capital announced that AdTheorent and MCAP entered into a definitive business combination agreement in which AdTheorent would be merged with MCAP. The announcement stated that upon closing of the transaction, the combined company will be named AdTheorent Holding Company, Inc., and it is expected to remain listed on the NASDAQ Capital Markets under the ticker ADTH. The business combination values AdTheorent at a $775 million enterprise value and at a pro forma market capitalization of approximately $1 billion, assuming a $10.00 per share price and no redemptions by MCAP stockholders. Click here for more information

*Non-GAAP measure; complete definitions of AdTheorent's non-GAAP measures are provided herein under "Non-GAAP Financial Measures."

Business Highlights

•	AdTheorent’s CTV revenue grew nearly 300% during the third quarter of 2021, as compared to the third quarter of 2020, fueled by expanded technical capabilities and new partnerships. This was driven in part by AdTheorent’s expanded relationship with LiveRamp to include CTV audience targeting, as well as deployment of new capabilities for targeting CTV devices of users who previously visited certain points of interest (for example, those who visited a specific retail store or sports venue within a given and customizable time range) powered by AdTheorent’s proprietary POI capability. Click here for more information

•	As part of AdTheorent’s ongoing efforts to drive vertical specialization to address customer needs, AdTheorent launched enhanced Sales Lift 360 and Destination 360 solutions in the third quarter, expanding its capabilities in the Dining, Retail and Travel verticals. These solutions allow AdTheorent’s clients to quantify the impact of their digital media investment on in-store or online sales at a given merchant, or across merchants within a target destination. Sales Lift 360 measures incremental sales to a specific merchant, while Destination 360 measures the incremental sales/spend at a specific geographic location for a Travel/Tourism client – for example, customer spend in a specific city as part of a campaign for a city’s tourism or travel board. Click here for more information

•	AdTheorent advanced its ambitious product and technology roadmap with the implementation of additional automation across AdTheorent’s campaign optimizer framework. These enhancements drove operational efficiencies in order to allow campaign managers to manage a larger campaign portfolio more effectively. AdTheorent’s optimizer framework allows users to optimize toward price, performance and delivery, applying fully customizable combinations of optimizers across tactics within individual campaign line-items to automate the balancing of campaign delivery against media spend and KPI goal (including “cost per action” or CPA goal types). For example, various optimizers are used to ensure positive outcomes across a spectrum of competing goals, including customer KPIs (e.g., online product sales), delivery goals (e.g., delivering desired campaign scale) and the cost of media and data. AdTheorent enhanced the automation of optimizer deployment and use to put greater power in the hands of operational teams and platform users, enabling those users to configure algorithm inputs and create custom optimizers that can be leveraged across the network to address various campaign scenarios. Click here for more information

Prestigious Awards

•	AdTheorent received Frost & Sullivan’s 2021 North American Advertising Product Leadership Award, making AdTheorent the first six-time recipient of the digital advertising leadership award in Frost & Sullivan’s 60-year history. Frost & Sullivan’s evaluation criteria favors companies who have a visionary understanding of the future and identify strategies to address new challenges and opportunities. Among the winning attributes Frost identifies are AdTheorent’s: (a) privacy-forward targeting approach not reliant on cookies; (b) ability to drive performance across advanced KPIs; (c) ability to leverage machine learning and data science to identify and bid on the optimal ad impressions for a given campaign, mitigating fraud, maintaining brand safety, and maximizing ad viewability and measurement; and (d) financial performance and operational efficiency. See Press Release here and Award Report here

•	In August, evidencing AdTheorent’s continued prioritization of its team, AdTheorent was named a Crain’s Top 100 Best Place to Work in NYC for the eighth consecutive year. Winners were chosen based on Crain’s extensive survey work of employees across all five boroughs on types of work atmospheres, leadership styles, opportunities for mentorship and professional growth, traditional benefits and atypical “work perks” that make a company a great place to work. Click here for more information

About AdTheorent

AdTheorent uses advanced machine learning technology and privacy-forward solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards. AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years. Additionally, AdTheorent is the only six-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com.

About MCAP Acquisition Corporation

MCAP is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities.

MCAP raised $316 million in March 2021 and its securities are listed on the Nasdaq Capital Market under the ticker symbols “MACQU,” “MACQ” and “MACQW.”

MCAP is sponsored by an affiliate of Monroe Capital, a boutique asset management firm specializing in investing across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity.

MCAP is led by CEO and Chairman Theodore Koenig, who is CEO and Founder of Monroe Capital and has been the CEO and Chairman of Monroe Capital Corporation (Nasdaq: MRCC) since 2011. He is joined by Co-President Zia Uddin, who is President of Monroe Capital; Co-President Mark Solovy, who serves as Co-Head of the Technology Finance Group at Monroe Capital; and CFO Scott Marienau, who is the CFO of Monroe Capital’s management company.

To learn more, please visit https://www.mcapacquisitioncorp.com/. The information that may be contained on or accessed through this website is not incorporated into this release.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, MCAP filed with the SEC the Registration Statement, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about AdTheorent, MCAP and the Business Combination. MCAP is mailing the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the Special Meeting. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in MCAP is included in the proxy statement/prospectus for the Business Combination available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge as indicated above.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures that AdTheorent’s management uses to evaluate its operations, measure its performance and make strategic decisions, including Adjusted Gross Profit and Adjusted EBITDA. Adjusted Gross Profit is defined as GAAP revenue less the following costs incurred to execute customer campaigns: advertising inventory, third party inventory validation and measurement, and data. EBITDA is defined by AdTheorent as net income (loss), before interest expense, net, depreciation, amortization and income tax expense, and Adjusted EBITDA is defined as EBITDA before stock compensation expense, transaction costs, management fees, non-core operations and other potential non-recurring items. AdTheorent believes that Adjusted Gross Profit and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating AdTheorent’s operating results in the same manner as management. However, Adjusted Gross Profit and Adjusted EBITDA are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for revenue, net income, operating profit or any other operating performance measures calculated in accordance with GAAP. Although AdTheorent provides guidance for Adjusted EBITDA, it is not able to provide guidance for net income, the most directly comparable GAAP measure. Certain elements of the composition of net income, including stock compensation expense, are not predictable, making it impractical for AdTheorent to provide guidance on net income or to reconcile its Adjusted EBITDA guidance to net income without unreasonable efforts. For the same reason, AdTheorent is unable to address the probable significance of the unavailable information.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements may be identified by the use of terms such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology. Such “forward-looking statements” include, but are not limited to, the timing of the Special Meeting and closing of the proposed Business Combination, including the expected listing of AdTheorent on Nasdaq following the closing. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; the risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and the risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results may differ materially, and potentially adversely, from any projections and forward-looking statements. There can be no assurance that the information contained herein is reflective of future achievements to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance, as projected information is based on assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof, and we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Investor Relations
April Scee, ICR
April.Scee@icrinc.com
(646) 277-1219